SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-2)

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.     )

Avatech Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05349Y 10 4 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 05349Y 10 4	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: Hindman Family Dynasty Trust, Cynthia Hindman, Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 648,517 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 648,517 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 648,517
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 5.6%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 05349Y 10 4	13G	Page 3 of 5 Pages

SCHEDULE 13G

Item 1	(a).	Name of Issuer: Avatech Solutions, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices: 10715 Red Run Blvd., Owings Mills, Maryland 21117

Item 2	(a).	Names of Persons Filing: Hindman Family Dynasty Trust, Cynthia Hindman, Trustee

Item 2	(b).	Address of Principal Business Office or, if none, Residence: 2322 Nicodemus Road Westminster, MD 21157

Item 2	(c).	Citizenship: Maryland

Item 2	(d).	Title of Class of Securities: Common Stock

Item 2	(e).	CUSIP Number: 05349Y 10 4

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b),or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

CUSIP No. 05349Y 10 4	13G	Page 4 of 5 Pages

Item 4.	Ownership:

As of December 31, 2005, the following shares were beneficially owned by the Reporting Person:

	(a)	Amount beneficially owned: 648,517

	(b)	Percent of class: 5.6%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 648,517

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 648,517

		(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.

Ownership of More than Five Percent on Behalf of Another Person:

The beneficiaries of the Trust have the right to any dividends from, or proceeds from the sale of, the securities reported on this statement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not applicable.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 05349Y 10 4	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/20/2006	HINDMAN FAMILY DYNASTY TRUST

/s/ Cynthia Hindman
Cynthia Hindman, Trustee